SECURITIES AND EXCHANGE COMMISSION
                       ---------------------------------
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Ocean Resources, Inc.
                       ---------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                       ---------------------------------
                         (Title of Class of Securities)

                                    674897103
                       ---------------------------------
                                 (CUSIP Number)

                           Argosy International, Ltd.
                          P.O. Box 260, Providenciales
                          Turks & Caicos Islands, BWI
                                 (561) 832-9992
                       ---------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 22, 2002
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.    674897103
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1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                Argosy International, Ltd.  (N/A)

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)   SEC Use Only

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4)   Sources of Funds (See Instructions): OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6)   Citizenship or Place of Organization:      Turks and Caicos Islands, BWI

Number of                  (7)  Sole Voting Power         (2,333,334) 17,500,005
Shares Bene-
ficially                   (8)  Shared Voting Power                    -0-
Owned by
Each Report-               (9)  Sole Dispositive Power:   (2,333,334) 17,500,005
ing Person
With                       (10)  Shared Dispositive Power              -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

        (2,333,334) 17,500,005


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11):

     69.98%

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14)  Type of Reporting Person (See Instructions): CO


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


Item 1. Security and Issuer

This statement relates to the common stock, $0.0001 par value ("Common Stock") of Ocean Resources, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 232A Royal Palm Way, Palm Beach, Florida 33480.

Item 2. Identity and Background

This statement is filed by Argosy International, Ltd., a Turks and Caicos, BWI company. Argosy International, Ltd.'s principal business is maritime salvage and research. The address of its principal office is P.O. Box 260, Providenciales, Turks & Caicos Islands, BWI.

During the last five (5) years, Argosy International, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, Argosy International, Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In April 2002, pursuant to a share exchange agreement, the Issuer acquired all of the issued and outstanding shares of Danepath Ltd., a United Kingdom company ("Danepath") and Titanic Explorations Limited (BVI), a British Virgin Islands company ("TEL") from Argosy International, Ltd. in exchange for a total of 2,333,334 shares of common stock of the Issuer. As a result thereof, both Danepath and TEL became wholly-owned subsidiaries of the Issuer.

Item 4. Purpose of Transaction

The  purpose  of the  transaction  was to grant  control of the Issuer to Argosy
International, Ltd. and to make Danepath and TEL part of a publicly traded entity.

Item 5. Interest in Securities of the Issuer

As of November 14, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The share exchange agreement was filed as Exhibit 10.1 to the Issuer's Annual Report on Form 10KSB for the period ended June 30, 2002.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2002



/s/ Graham Jessop

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Argosy International, Ltd.
By:  Graham Jessop
Its: President